Filed by River Financial Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Keystone Bancshares, Inc.

(Commission Filing No. 132-00001)

River Financial Corporation and Keystone Bancshares, Inc. Announce Merger

Combined Company Will Create a Premier Community Banking Franchise Operating in the Preferred markets of Alabama.

Prattville, AL and Auburn, AL – May 13, 2015 – River Financial Corporation and Keystone Bancshares, Inc. today jointly announced the signing of a definitive agreement under which River Bank & Trust and Keystone Bank will enter into a strategic merger to create one of the premier community banking franchises in Alabama. Upon closing of the transaction, based on financial results as of March 31, 2015, the combined bank will have approximately $700 million in total assets, $450 million in total loans and $600 million in total deposits with nine office locations across Alabama. The joint announcement was issued by Jimmy Stubbs, President and Chief Executive Officer of River Bank & Trust and Ray Smith, Chief Executive Officer of Keystone Bank.

Mr. Stubbs and Mr. Smith jointly stated, “Our respective Boards and executive management teams share a common vision of this opportunity. We believe the transaction will create a stronger community bank with enhanced capabilities while expanding our operating footprint. This will combine two community banks in a manner that is in the best long-term interest of our clients, communities, employees, and shareholders of both banks. Clients of each bank should enjoy expanded and enhanced services and products, and the benefits of a larger branch network.”

As a result of the merger, Keystone Bank will operate as River Bank & Trust under the leadership of Mr. Stubbs who will serve as Chief Executive Officer and Mr. Smith who will serve as President. The parent company of Keystone Bank, Keystone Bancshares, Inc., will also merge with the parent company of River Bank & Trust, River Financial Corporation. Upon closing, the boards of directors of the combined holding company and bank will include existing directors from each organization. Larry Puckett, the current Chairman of River Financial, will serve as the Chairman of the combined company with Murray Neighbors, the current Chairman of Keystone Bancshares, serving as Vice-Chairman. The shareholders of Keystone will receive one share of River Financial common stock, currently valued at $16.00 per share, and $4.00 in cash for each share of Keystone common stock outstanding for a total consideration of $20.00 per share, or approximately $36.7 million in the aggregate, for Keystone common stock.

Stubbs said, “This is an exceptional opportunity to combine two well-respected banks that share a deep commitment to our local communities. We are firmly committed to making this merger a success for our employees, customers, shareholders and communities.”

“I echo Mr. Stubbs’ comments about the creation of two like-minded banks coming together with a common thread of commitment to the communities we will serve, and the benefit inherent to all parties involved,” Smith said. “With total assets exceeding $700 million, we will become the premier community bank in Alabama and our capital base will be enhanced.”

“The Keystone Bank locations, when coupled with those of River Bank, form an impressive footprint in dynamic markets in the state,” he explained. “The fact that we will be one of the largest community banks in Alabama is not what inspires us. It’s the fact that two institutions with very similar commitment to relationship-based, service-driven banking have come together. That’s a great combination for families and business owners in the communities we serve.”

“The banking industry has been significantly impacted by additional regulatory expectations and burdens,” he continued. “This merger will create additional fiscal strength and stability, with sufficient capital to move forward in growing the combined bank.”

The merger agreement, which is subject to regulatory approval and approval of the shareholders of both River Financial Corporation and Keystone Bancshares, Inc., has been approved by the governing boards of each company. The merger is expected to close upon receipt of all required approvals in the fourth quarter of 2015.

Stephens Inc. served as financial advisor to River Bank & Trust , and Jones Walker LLP is acting as the bank’s legal counsel. Sandler O’Neill + Partners, L.P. served as financial advisor to Keystone Bank, and Balch & Bingham LLP is acting as the bank’s legal counsel.

About River Bank & Trust

Founded in 2006 by a group of community leaders who understood the need for a locally owned and managed bank, River Bank & Trust is a full-service community bank with two offices in Montgomery, two offices in Prattville, one office in Wetumpka, and a loan production office in Alexander City, Alabama. With total assets of approximately $444 million, the company’s mission is to be a trusted partner and friend, helping neighbors and the businesses in the communities they serve reach their financial goals. For more information, visit www.riverbankandtrust.com.

About Keystone Bank

Keystone Bank is a locally operated community bank that first opened its doors in 2007. Since that time, a strong corporate culture of dedicated service to their clients has helped the bank to grow their assets to $252 million. There are full-service Keystone Bank offices in Auburn, Opelika and Gadsden, Alabama. For more information visit www.keystonebank.us.

Additional Information about the Merger and Where to Find It

In connection with the proposed merger, River Financial Corporation will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the shares of River Financial Corporation common stock to be issued to the shareholders of Keystone Bancshares, Inc. The registration statement will include a joint proxy statement/prospectus which will be sent to the shareholders of Keystone Bancshares, Inc. and River Financial Corporation in connection with their approval of the merger. In addition, River Financial Corporation may file other relevant documents concerning the proposed merger with the SEC.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RIVER FINANCIAL CORPORATION, KEYSTONE BANCSHARES, INC., AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents, when available, through the website maintained by the SEC at http://www.sec.gov. Free copies of the joint proxy statement/prospectus also may be obtained, when available, by directing a request by telephone or mail to River Financial Corporation, Jimmy Stubbs or Ken Givens at 334-290-1012 or Keystone Bancshares, Inc., Ray Smith at 256-543-1950 or Rob Steen at 334-466-2210. Any information on the River Financial Corporation and Keystone Bancshares, Inc. websites is not, and shall not be deemed to be, a part of this release or incorporated into other filings made with the SEC.

River Financial Corporation and Keystone Bancshares, Inc., and their respective directors, executive officers, and members of management may be deemed to be participants in the solicitation of proxies from the shareholders of River Financial Corporation and Keystone Bancshares, Inc. in connection with the merger. Additional information regarding the interests of these participants may be obtained by reading the joint proxy/prospectus regarding the merger when it becomes available.

Forward-Looking Statements

Certain of the statements in this release may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “expect,” “anticipate,” “intend,” “plan,” “believe,” “should,” “seek,” “will,” “may,” and “estimate,” and similar expressions are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking. All forward-looking statements are subject to risks, uncertainties and other factors that may cause actual results, performance or achievements of any of the parties to the merger to differ materially from any results, performance, or achievements expressed or implied by such forward-looking statements. Such risks include, without limitation, the possibility that regulatory and other approvals and conditions to the transaction are not received or satisfied on a timely basis or at all, or contain unanticipated terms and conditions; the possibility that modifications to the terms of the transactions may be required in order to obtain or satisfy such approvals or conditions; the receipt and timing of shareholder approvals; delays in closing the merger; difficulties, delays and unanticipated costs in integrating the merging banks’ businesses or realizing expected cost savings and other benefits; business disruptions as a result of the integration of the merging banks, including possible loss of customers; diversion of management time to address transaction-related issues; changes in asset quality and credit risk as a result of the merger; changes in customer borrowing, repayment, investment and deposit behaviors and practices; changes in interest rates, capital markets, and local economic and national economic conditions; the timing and success of new business initiatives; competitive conditions; and regulatory conditions.